April 21, 2025

VIA E-mail

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

          Re: TPG Private Markets Fund
              File Nos. 333-285869, 811-24064

Dear Mr. Horowitz:

          On March 18, 2025, you filed a registration statement on Form N-2 on behalf of the
TPG Private Markets Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                         PROSPECTUS

General

1. Please fill in all blanks, brackets, and otherwise missing information in a pre-effective amendment (e.g., fee table, auditor, financial statements, etc.). We may have further comments.

2. Please explain why it is appropriate to include TPG in the Fund   s name,
including how the
   use of TPG in the Fund   s name is not misleading under section 35(d) of the
Investment
   Company Act since TPG is not a sponsor, promoter, adviser, or affiliate of the Fund, has not guaranteed it can provide investment opportunities for the Fund, and the Adviser may deviate
   from its stated investment policy as it relates to TPG    from time to time.
   Please also
   provide us with a copy of the licensing agreement for the Fund   s use of
TPG   s name.

3. Please provide or describe any additional written or oral agreement (and any other arrangement) between the Fund or the Adviser (or any of its affiliates) and TPG (or any of its affiliates) related to the Fund.
 4. Please describe all services, roles, and functions that TPG (or any of its affiliates) will perform, or have, with respect to the Fund. Has the Fund engaged with any managers other than TPG? If so, please describe the arrangement alongside documentation related thereto.

5. Please describe any communication between TPG, the Adviser, or any of their affiliates regarding the launch of the Fund. Among others, we are interested in the topic of the communications, who initiated them, and when. Also, is TPG (or any of its affiliates) bearing any of the expenses related to the launch of the Fund?

6. With respect to the Direct Access Investments, please describe the process for TPG sharing the investment opportunities with the Adviser. In particular:

   a. What type of information will TPG or its affiliates share? Will TPG or its affiliates provide any view to the Adviser, the Fund, or affiliates regarding the investment opportunities or otherwise discuss the opportunities with them? Alternatively, will they only provide a list of the opportunities and their terms?

   b. Who will negotiate the terms under which the Fund will participate in these investment opportunities? Will the Fund receive the same terms as TPG, or its affiliated persons and
      TPG   s clients, to the extent they also participate in the
opportunities?

   c. Does TPG perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship?

7. Will any personnel of TPG or its affiliates serve in any capacity for the Adviser, the Fund, or their affiliates?

Outside Front Cover

8. Given a    best efforts    offering, please revise the    total    column in
the offering table and
   footnote 2 to reflect minimum and maximum offering amounts, termination date, and note that funds are held in escrow.

9. Please revise the statements indicating the Fund reserves the right to waive investment minimums to clarify that other investment criteria will still apply.

10. At the end of the fourth risk bullet point, please add a statement to the following effect:
       Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

11. Please supplementally confirm the exemptive relief upon which the Fund intends to rely.

Prospectus Summary

Investment Program, page 1

12. Please revise to clarify if you intend to refer to    net    or    total
assets for purposes of your
    80% test. If net, since the Fund may borrow, please include    plus any
borrowings for
    investment purposes    when referring to    net assets.
 13. Please add disclosure to the third paragraph to clarify how the Fund would provide notice to shareholders in advance of changing the investment strategy as described.

14. Please revise the fourth paragraph to explain what    buyout    investments
are.

15. Please disclose the basis for the Adviser   s belief that accredited
investors    have not
    previously had access to Investment Interests managed by top-tier private equity firms such
    as TPG.    See also Investment Interests disclosure on page 4.

16. The Fund describes risks related to investing in emerging markets. If emerging markets investments are a principal investments strategy, please add such disclosure to the fifth
    paragraph this section and provide the fund   s definition of emerging
market countries.

17. Please revise the last sentence of the fifth paragraph to explain what you mean by
       primaries,    and revise to disclose how Direct Access Investments
achieve a    broader
    investment exposure and more efficient capital deployment    than would be
provided by
    investing in primaries.

Investment Program, page 2

18. You state that the fund will invest in direct access investments. Please revise to explain how these investments will be structured (e.g. investments in private funds, equity of private companies, special purpose vehicles that provide exposure to private companies, etc.). We may have further comment.

19. Please revise disclosure to explain what    comparatively large minimum
denominations    is
    compared to.

Investment Strategies, page 3

20. If TPG is under no obligation to allocate any investment opportunity to the Fund, how is it
    that the Fund    intends to allocate approximately 80% of the value of its
Investment Interests
    to TPG?

Investment Strategies, page 4

21. The Fund states that the due diligence process for Direct Access Investments is led by at least one portfolio manager who is supported by a deal team. Please disclose whether the portfolio manager and deal team are employed by the Adviser or the Investment
Manager.

22. In the second paragraph, please state    approximately 80% of the value of
its Investment
    Interests    instead of    substantially all    for consistency with
earlier disclosure.

23. The Fund explains that the Adviser seeks to monitor performance of the Investment Interests and underlying investments, including unaudited reports. Please disclose whether the
    Adviser limits investments to Investment Interests that agree to provide information described.

24. Please disclose the meaning of    more liquid securities.
 Risk Management, Risk Factors, page 5

25. The Funds states,    Generally, the Adviser will seek to allocate no more
than 25% of the
    Fund   s assets, measured at the time of investment in any one Investment
Interest.    Please
    revise to clarify whether this is net or total assets.

26. Bullets 10 and 12 appear the same as they relate to legal and regulatory changes applicable to private equity funds. Please revise to distinguish or eliminate duplicative disclosure.

The Offering, page 8

27. Please disclose whether investors may withdraw funds if monthly closings are suspended.

The Adviser, page 9

28. Please briefly describe the Adviser   s experience managing pooled vehicles
investing in
    similar assets and strategies. Please also provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Eligible Investors, Investor Suitability, page 11

29. The Fund states,    The Adviser may from time to time impose stricter or
less stringent
    eligibility requirements.    Insofar as the Fund determines to reduce
eligibility requirements,
    please represent that the reduction will be in a filing reviewable by the staff.

30. The Fund encourages shareholders who require minimum annual distributions from a
    retirement account to consider the Fund   s schedule for repurchase offers
and submit
    repurchase requests accordingly. Please explain how this is consistent with disclosure elsewhere describing the limited liquidity of the shares and stating the Fund has no obligation to repurchase shares at any time and is not a suitable investment for any investor who requires regular dividend income.

Valuation, page 11

31. Please revise to clarify how the Fund will comply with Rules 2a-4 and 2a-5 under the 1940
    Act regarding valuation of Investment Interests. Specifically, clarify that:

           a. Such securities will be valued at fair value as determined in good faith by the
              Board of the registered company. See Rule 2a-4 under the 1940 Act.; and

           b. The Board, or its designee, will determine fair value in good faith by carrying out the functions specified in Rule 2a-5 under the 1940 Act.

Repurchases of Shares by the Fund, page 12

32. Please add disclosure that specifies the anticipated timing of the Fund   s
initial repurchase
    offer.
 33. Please delete language indicating the Fund may repurchase if    in the
best interest of the
    Fund    and replace with language stating that involuntary redemptions will be conducted
    consistent with Rule 23c-2. See also Repurchase of Shares, page 39.

Summary of Fees and Expenses, page 13

34. Please include carried interest or similar profit-based allocations within the AFFE calculation and provide disclosure contemplated by Instruction 10.g to Item 3.1 or explain why you believe this is not required. See also Instruction 10.b to Item 3.1 of Form N-2.

35. The Fund states,    Investment Interests in which the Fund has invested
generally charge
    annual management fees . . . and carried interest that are at or below the comparable percentage levels associated with most primary investments and secondary investments.
    Please revise    has invested    to reflect that such investments have not
yet been made. In
    addition, please revise the sentence for clarity as it is difficult to understand comparing
    management fees for    most    primary and secondary investments and what
is and is not
    included therein.

36. Please revise footnote 4 to explain what you mean by the    investment
period.

Investment Program, page 16

37. Please disclose whether the Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by rating agencies or that would be rated as such if they were rated.

38. The Fund includes two separate 80% policies, one tied to private equity Investment Interests of any type and another tied to Direct Access Investments, defined to include buyout and growth equity investments through or alongside private equity funds sponsored or managed by TPG. Please clarify or revise to ensure consistency.

39. If the Fund will invest with any funds or managers that are affiliates of the Fund or its
    Adviser, please disclose any related conflicts of interest.

Investment Strategies, page 19

40. Disclose the type of information (and frequency) TPG customarily provides to co-investors.

Risks Related to Investment Interests, pages 24-26

41. Referring to the co-investments paragraph, please revise to remove the statement indicating
    the Fund    generally relies on the Investment Managers offering such
co-investment
    opportunity to perform most of the due diligence on the relevant portfolio company and to
    negotiate terms of the co-investment.    Please explain how the Adviser
meets its fiduciary
    obligations if it generally does not perform these activities.

42. The Valuation of the Fund   s Investment Interests discussion may give the
impression that the
    value of the Fund   s investments in the Investment Interests is determined
by the Investment
    Interests themselves. Please revise to ensure disclosure clearly conveys the role of the Board
    in valuing the Fund   s investments in the Investment Interests.
 43. Please move the Dilution and Non-Diversified Status sections as these risks relate to the
    Fund rather than the Investment Interests.

Other Risks, page 27

44. Please revise the last bullet of Possible Exclusion of a Shareholder Based on Certain
    Detrimental Effects section to remove reference to the Fund repurchasing shares when it
       would be in the best interest of the Fund    and revise to ensure the
discussion is consistent
    with Rule 23c-2.

Management Team, page 31

45. Please disclose when Mr. Vernois founded iCapital and ensure his length of service with the
    Adviser is clear. See Item 9.1.c of Form N-2.

Calculation of Net Asset Value, page 34

46. Please revise to ensure that NAV is calculated within 20 business days after the sale date.

47. Please expand your disclosure to explain how valuation determinations for the Adviser for other clients may result in different values for the same security.

Repurchases of Shares, page 40

48. Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made. See also Distributions In-Kind, p. 29.
49. Please explain where the Declaration of Trust provides for repurchase or redemption of shares without shareholder consent.

Plan of Distribution, page 50

50. The Fund   s shares are offered on a best efforts basis,    subject to
various conditions.    Please
    confirm all material conditions are disclosed.

Anti-Takeover and Certain Provisions in the Agreement and Declaration of Trust and By-laws, page 52

51. Please revise to describe the provisions of your organizational documents that have the effects described in this section. See Item 10.1.f of Form N-2.
 Outside Back Cover

52. Please include the information required by Rule 481(e) on the outside back cover page of the prospectus. See Item 2.3 of Form N-2.

                     STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies, page 1

53. Please revise paragraph 2 to reconcile with your disclosure on page 7 indicating the Fund may concentrate in a single industry. To the extent the Fund will concentrate, as permitted by the 1940 Act, please expand to explain what the 1940 Act permits.

54. The Fund states it will not engage in various activities except to the extent permitted or consistent with the 1940 Act. Please tell us where you describe what is permitted by the
    1940 Act or revise to explain.

Other Accounts Managed by the Portfolio Managers, page 12

55. Please revise to include the information required by Item 21.1.b regarding the other accounts managed by the portfolio managers.

Conflicts of Interest, page 15

56. Please revise the description of conflicts of interest to describe material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the Portfolio Managers. See Item 21.1.d. of Form N-2.

                                                PART C

Item 25. Financial Statements and Exhibits

57. Please file the finalized exhibits once they are available.

                                               Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.
         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
3215.

                                                    Sincerely,
                                                    /s/ Kim McManus
                                                    Senior Counsel

cc:     Ryan R. Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director